SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 40-F ☐ Form 20-F ☒

Indicateby check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

No☒ Yes ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Nexus Telocation Systems Ltd. Announces Closing of Agreement for Purchase of All
Outstanding Shares of Pointer (Eden Telecom Group) Ltd.

Givatayim, Israel, June 27, 2004. Nexus Telocation Systems Ltd. (OTC Bulletin Board: NXUS.OB), a leading provider of Stolen Vehicle Retrieval services, announced today the closing of the Share Exchange Agreement with the shareholders of Pointer (Eden Telecom Group) Ltd. pursuant to which Nexus purchased 100% of the issued share capital of Pointer in exchange for shares and warrants of Nexus, representing approximately 26% of the issued share capital of the company on a fully diluted basis, post transaction.

The purchase of Pointer continues Nexus strategy to strengthen its presence as an operator of location based services and security applications. As a result of the purchase of Pointer by Nexus both companies will be able to expand the services to be provided to their customers.

Pointer is a communication company specializing in providing location services for vehicles and persons through a communication network deployed throughout Israel. The network is capable of command and control services, telemetry and transfer of wireless data. The main product of Pointer is a sophisticated system for the protection and location of vehicles. The products of Pointer are based on Nexus’ technologies. The product includes a distress button, which is an integral part of the system, which allows to immediately alert, from the vehicle, assistance services from a twenty-four hours manned telephone service center, which locates the vehicle and immediately sends to it the required service. The Pointer systems also allow personal location of the vehicle through the Internet, by inserting a personal code, at any given time, through the Pointer website – www.pointer4u.co.il.

Yossi Ben-Shalom, Chairman of the Board of Directors of Nexus, commented: “I am confident that the purchase of Pointer by Nexus using both capabilites will leverage our business both in Israel and in other territories, where we are heading.The leading companies in the field of Stolen Vehicle Recovery are operating in the model of owning a propriatery technology, while serving as an operator. Nexus improves its position for competing by owning the operator here in Israel, in addition to its operator in Argentina. Excellent management team in Pointer, with wide experience and knowledge have led the company to achieve 50K subscribers in an environment of very high intense competition. We intend to utilize their capabilities to build the leading group in the field of vehicle security”.

The issued share capital of Nexus after the closing is169,831,941 Ordinary Shares, par value New Israeli Shekel 0.03 each and approximately 96 million options and warrants of which approximately 80% are at an exercise price per share of $0.044.

The major holdings in the Company following the closing are as follows: DBSI Investments Ltd. – approximately 35% of the share capital; Polar Communciation Ltd. – approximately 9% of the share captial; I.D.B. Group – approximately 8% of the share capital; Pelephone Communciations Ltd. – approximately 6% of the share capital; M. Wertheim (Holdings) Ltd. – approximately 5% of the share capital; AMS Electronics Ltd. – approximately 6% of the share capital.

Nexus Telocation Systems Ltd. develops, manufactures and markets low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies deployed in Stolen Vehicle Retrieval applications.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111
e-mail: ronens@nexus.co.il

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Arik Avni —————————————— Arik Avni CEO

Date: June 28, 2004